Exhibit 99.1

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2010 and 2009

Independent Auditor’s Report

To the Shareholders of Micromem Technologies Inc.:

We have completed an integrated audit of Micromem Technologies Inc.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at October 31, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Micromem Technologies Inc. as at October 31, 2010 and 2009, and the related consolidated statements of operations and deficit, statement of shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Boards (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The consolidated financial statements as at and for the year ended October 31, 2008 were audited by other auditors who expressed opinions without reservation on those consolidated financial statements in their report dated February 16, 2009.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and October 31, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Micromem Technologies Inc.’s internal control over financial reporting as at October 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

Internal control over financial reporting (Cont’d)

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at October 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Very truly yours,

/s/ Collins Barrow Toronto LLP

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 14, 2011

Comments by Auditors for Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 14, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 14, 2011

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	October 31, 2010	October 31, 2009

Assets
Current assets:
Cash and cash equivalents (Note 20)	$26,039	$106,110
Deposits and other receivables	97,063	83,486
Promissory note receivable (Note 7)	5,000	200,000
	128,102	389,596

Property and equipment, net (Note 8)	16,686	24,422
Deferred development costs (Note 9)	221,521	2,000,611
Patents, net (Note 10)	202,027	147,850
	$568,336	$2,562,479

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11e)	512,548	-
Accounts payable and accrued liabilities	1,075,014	1,039,640
	1,587,562	1,039,640
Shareholders' Equity (Deficiency)
Share capital: (Note 11)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
95,324,511 common shares (2009: 89,383,003)	50,102,699	48,494,180
Equity component of bridge loans (Note 11)	5,784	-
Contributed surplus (Note 12)	24,664,404	24,145,911
Deficit accumulated during the development stage	(75,792,113)	(71,117,252)
	(1,019,226)	1,522,839
	$568,336	$2,562,479

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)

				Period from
				September 3, 1997
	Oct. 31, 2010	Oct. 31, 2009	Oct. 31, 2008	to October 31, 2010
	(12 mos )	(12 mos )	(12 mos )

Costs and expenses (income):
Administration	$349,324	937,146	604,203	$4,852,515
Professional, other fees and salaries (Note 11 and 14)	1,345,406	3,240,960	3,304,771	46,312,665
Research and development (recovery) (Note 9)	(106,007)	13,880	1,063,508	8,779,513
Travel and entertainment	146,104	223,586	398,474	2,342,290
Amortization of property and equipment (Note 8)	8,586	11,567	5,210	369,829
Foreign exchange loss (gain)	32,101	(28,153)	52,321	135,748
Writedown of deferred development costs (Note 9)	2,711,392	-	-	2,234,260
Write-down of royalty rights	-	-	-	10,000,000
Allowance for promissory note receivable	201,333			201,333
Other expenses	-	-	-	732,941
Loss before undernoted	4,688,239	4,398,986	5,428,487	75,961,094

Interest and other income	(22,886)	(88,047)	(11,762)	(675,298)

Loss before income taxes	(4,665,353)	(4,310,939)	(5,416,725)	(75,285,796)

Income taxes (Note 13)	9,508	-	-	29,185

Net loss for the year	(4,674,861)	(4,310,939)	(5,416,725)	(75,314,981)

Deficit accumulated during the development stage, beginning of year	(71,117,252)	(66,806,313)	(61,389,588)	-
Deficit accumulated during the development stage, end of year	$(75,792,113)	(71,117,252)	66,806,313	$(75,314,981)

Loss per share - basic and diluted	(0.05)	(0.05)	(0.07)	(1.33)

Weighted average number of shares	92,225,645	86,400,439	78,012,115	56,484,611

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)

	Oct. 31, 2010	Oct. 31, 2009	Oct. 31, 2008
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss for the year	$(4,674,861)	$(4,310,939)	$(5,416,725)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks	-
Amortization of property and equipment	8,586	11,567	5,210
Accretion expense	5,415	-	-
Stock option expense	95,038	1,951,569	1,041,414
Increase in deposits and other receivables	(19,910)	(154,575)	(44,254)
Increase (decrease) in accounts payable and accrued liabilities	170,874	97,415	(673,809)
Writedown of deferred development costs	2,711,392	-	-
Shares issued to supplier		173,125	-
Write-down of royalty rights	-	-	-
Write-down of patents and trademarks	-	-	-
Share compensation expense	-	-	-
Other adjustments	-	-	-
Gain on settlement of debt	(114,000)
Allowance for promissory note receivable (Note 7)	201,333
Net cash used in operating activities	(1,616,133)	(2,231,838)	(5,088,164)

Cash flows from investing activities:
Purchase of property and equipment	(851)	(9,668)	(31,531)
Patents and trademarks	(78,891)	(147,850)	-
Deferred development costs	(878,852)	(2,000,611)	-
Other		-	-
Royalty rights	-	-	-
Net cash used in investing activities	(958,594)	(2,158,129)	(31,531)

Cash flows from financing activities:
Issue of common shares	1,981,741	4,020,842	5,350,355
Bridge loans	512,915	-	-
Other	-	-	-
Net cash provided by financing activities	2,494,656	4,020,842	5,350,355

Increase (decrease) in cash and cash equivalents	(80,071)	(369,125)	230,660

Cash and cash equivalents, beginning of year	106,110	475,235	244,575

Cash and cash equivalents, end of year	$26,039	$106,110	$475,235

Supplemental cash flow information:
Interest paid	-	-	-
Income taxes paid	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)
	Number of	Share Capital	Contributed	Deferred	Equity	Deficit
	Shares		Surplus	Share	component	Accumulated
				Compensation	of Bridge loan	During
						Development
						stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-	-
Net loss for the year	-	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Net loss for the year	-	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-	-
Common shares issued pursuant to compensation agreements, March	901,110	4,206,447	-	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-	-
Net loss for the year	-	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	-	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-	-
Stock-based compensation	-	-	34,000	-	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-	-
Common shares issued pursuant to compensatory stock options, at	-	1,581,242	(1,581,242)	-	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-	-
Common shares issued pursuant to compensation agreement, January	11,192	66,461	-	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-	-
Common shares issued under asset purchase agreement to Estancia	2,007,831	8,000,000	-	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-	-
Net loss for the year	-	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-	-
Net loss for the year	-	-	-	-		(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000		-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	-	(48,170,249)

Private placement	800,000	73,000	-	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-	-
Net loss for the year	-	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	$32,103,787 $	18,418,370 $	-	$-	$(50,484,547)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)
	Number of	Share Capital	Contributed	Deferred	Equity	Deficit
	Shares		Surplus	Share	component	Accumulated
				Compensation	of Bridge loan	During
						Development
						stage

Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-	-
Net loss	-	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-	-
Net loss	-	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-	-
Stock options issued to Directors	-	-	96,945	-	-	-
Warrants issued to consultants	-	-	85,484	-	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-	-
Net loss	-	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-	-
Cashless exercise of warrants for common shares	646,886	-	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-	-
Common shares for services	50,000	52,250	-	-	-	-
Net loss	-	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-	-
Exercise of stock options	1,652,801	992,417	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-	-
Common shares for services	200,000	173,125	-	-	-	-
Financing cost paid	-	(164,417)	-	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-	-
Net loss	-	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	48,494,180	24,145,911	-	-	(71,117,252)

Private placement of units for cash	5,749,201	1,599,658	421,393	-	-	-
Common shares for services	192,307	50,000	-	-	-	-
Financing cost paid	-	(39,310)	-	-	-	-
Stock options extended to directors/consultants	-	-	95,038	-	-	-
Warrants issued to loan holder	-	-		-	-	-
Warrants extended	-	(1,829)	1,829	-	-	-
Equity portion of bridge loan	-	-	233	-	5,784	-
Net loss	-	-	-	-	-	(4,674,861)
Balance at October 31, 2010	95,324,511	50,102,699	24,664,404	-	5,784	(75,792,113)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

1.	NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, except as outlined in Note 18, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through October 31, 2010 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date; it reports a working capital deficiency and a shareholders’ deficiency at October 31, 2010.

The Company will focus its development effort on an existing project in order to develop a commercial application for this project and will continue to raise financing for operations as outlined in Notes 11 and 20.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

2.	GOING CONCERN (Cont’d)

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18). The most significant accounting policies are as follows:

a.	Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

i.

Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. and Micromem Holdings (Barbados) Inc. all of which are inactive companies.

ii.

On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various potential strategic development partners.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

iii.	On October 30, 2008, the Company incorporated 7070179 Canada Inc. as a wholly- owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interests in certain patents which it previously held directly to 7070179 Canada Inc. in exchange for common shares of this subsidiary.

All intercompany investments, balances and transactions have been eliminated upon consolidation.

b.	Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the value of the promissory note receivable, the expected life of property and equipment, the valuation of patents, the valuation of deferred development costs incurred, bridge loans, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

c.	Financial Instruments – Recognition, Measurement, Disclosure and Presentation:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are initially measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to- maturity, loans and receivables, or other liabilities.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable and promissory note receivable are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

d.	Comprehensive Income:

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company does not currently have any other comprehensive income and accordingly, a statement of comprehensive income has not been presented.

e.	Foreign Currency Translation:

The functional and reporting currency of the Company is the United States dollar. The Company’s wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

f.	Cash and Cash Equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

g.	Short-Term Investment:

Short-term investment consists of a secured, interest-bearing promissory note with a maturity date, of September 30, 2010 which has been fully reserved due to uncertainty of collection (Note 7).

h.	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loans. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

i.	Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

The Company has determined that, at October 31, 2010 and 2009, the prototype units that it is developing do not constitute saleable inventory and, accordingly, no inventory balances are reported.

j.	Long-lived Assets:

Long-lived assets consist of property and equipment, patents and trademarks, royalty rights and deferred development costs.

The Company initially records the value of the long-lived assets acquired at cost. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such circumstances, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their fair value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k.	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

l.	Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Commencing in 2009, the Company determined that its continuing activities related to the development of its memory and sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

m.	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Effective November 1, 2009, the Company revised the estimated useful life of patents from 10 years to 5 years. The impact of the change in estimate to the 2011, 2012 and 2013 financial statements is an increase in the amortization of $20,238, $20,238, and $20,238 respectively. Patents are recorded net of accumulated amortization with amortization expense capitalized with development cost since the patents are directly related to development.

n.	Unit Private Placements:

Until October 31, 2008, the Company had adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

In the year ended October 31, 2009 the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned a value to the warrants which form part of these Unit private placements, using the relative fair value approach, calculated in accordance with the Black Scholes option pricing model.

o.	Stock-based Compensation and Other Stock-based Payments:

The Company applies the fair value based method of accounting for all stock-based payments to employees and non-employees and all direct awards of stocks. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options and warrants is credited to share capital and the related contributed surplus is transferred to share capital.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

p.	Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	q.	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the year. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

4.	CHANGE IN ACCOUNTING POLICY

Fair value and liquidity risk disclosure

Effective November 1, 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31 2010. This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximated their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents and cash equivalents are measured at level 1 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	Business Combinations:

The CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. The new section requires the acquirer indentified in a business combination transaction to reorganize the identifiable assets acquired and liabilities assumed, including the types of liabilities, at their acquisition date fair values. In addition, the section requires the acquirer to recognize and measure goodwill or gain from a bargain purchase, and requires the expensing of costs relating to the acquisition in the period in which they are measured. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new sections to determine the potential impact on its consolidated financial statements in future.

	b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2010.

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

As at February 14, 2011 the promissory note has not been repaid; interest payments have been paid through September 30, 2010. The Company is negotiating new repayment terms with the borrower and has reviewed its security position. At October 31, 2010, the Company has made a provision for the outstanding principal amount of $200,000 pending resolution of these collection efforts. The provision for the loan has been recorded in administration expense (Note 20).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

8.	PROPERTY AND EQUIPMENT

		2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$40,733	$24,047	$16,686
Equipment	25,989	25,989	-

Total	$66,722	$50,036	$16,686

		2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$39,882	$15,460	$24,422
Equipment	25,989	25,989	-

Total	$65,871	$41,449	$24,422

In 2009, the Company removed from its accounts a total of $50,616 of fully amortized assets which had been reflected in its accounts since 2004. These assets have been disposed of at nil value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2010, the Company capitalized costs in the amount of $932,302 (2009: $2,000,611) relating to the development of its memory and sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. During 2010, the Company evaluated the recoverability of these capitalized costs and has reflected an impairment reserve of $2,711,392 against future realization of these costs. Included in research expenses is a gain on settlement of debt in the amount of $114,000.

The breakdown of development costs that have been capitalized is as follows:

Projects	10/31/09	Additions	Impairment	10/31/10
			Reserve

Project A	$337,237	$192,258	$(529,494)	$1
Project B	38,683	75,960	(114,642)	1
Project C	587,349	210,445	(797,793)	1
Project D	750,367	46,819	(797,185)	1
Project E	131,033	90,480		221,513
Project F	155,942	23,452	(179,393)	1
Project G		19,035	(19,034)	1
Project H		242,464	(242,463)	1
Project I		31,389	(31,388)	1

	$2,000,611	$932,302	$2,711,392	$221,521

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

10.	PATENTS

The Company continues to pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdictions:

		2010
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$230,294	$28,267	$202,027

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$151,641	$3,791	$147,850

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At October 31, 2010 the Company reports 95,324,511 (2009 - 89,383,033) outstanding common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at October 31, 2010 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009 and 2010	10,022.89

During the year ended October 31, 2010, no stock options were issued nor exercised. During the fiscal year ended October 31, 2010 the Company extended by one year 100,000 options which had expired in November 2009; the exercise price remained unchanged at 60 cents per share. In May 2010 the Company extended by one year the maturity date on 1,927,199 options that had expired in June 2010. The exercise price on these options was unchanged at 72 cents per share. The Company recorded a total expense of $95,038 with respect to the extension of these options, calculated in accordance with the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	59%-71%
Risk free interest rate	.6%
Weighted average expected life	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

No cash proceeds were realized during the year ended October 31, 2010 by the Company as the result of options exercised by officers and directors and staff (2009: 1,652,801 options exercised for proceeds of $992,417).

No new options were issued in 2010, the following options were granted in the 2008 and 2009 fiscal years:

Date	Number		Strike	Term	Recipient(s)
			price
			per share
March 2008	325,000		1.01	5 years	Directors
March 2008	20,000		1.12	5 years	Consultants
March 2008	350,000	(1)	1.20	5 years	New Director
August 2008	1,400,000	(2)	1.50	5 years	Director, officers, employees
April 2008	50,000		2.31	1 year	Consultants
Total	2,145,000

August 2009	1,345,000		1.00	5 years	Directors, officers, employees
Total	1,345,000

(1)

A total of 100,000 of the 350,000 stock options which were issued in March 2008 at a strike price of $1.20 per share included vesting provisions on a quarterly basis commencing in March 2008. The remaining 250,000 options were fully vested as of the issue date. These stock options were issued to a then director of the Company. In 2009, that director stepped down as a director and these stock options expired unexercised in August 2009.

(2)

A total of 200,000 of these options included vesting provisions only when certain performance milestones were achieved by the Company. These milestones were not achieved as of October 31, 2010 and no vesting of these 200,000 occurred to that date. The remaining 1.2 million options included vesting provisions on a quarterly basis commencing in August 2008.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

The fair value of all options granted was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2009	2008
Expected dividends	-	-
Volatility factor	85%	86%-106%
Risk free interest rate	2.54%	2%-5%
Weighted average expected life	5 years	5 years

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	2008	2009	2010

January 31	23,814	355,117	-
April 30	637,254	342,000	30,385
July 31	25,229	342,000	64,653
October 31	355,117	912,452	-

	1,041,414	1,951,569	95,038

The following table summarizes information about stock options outstanding as at October 31, 2010:

Options Outstanding				Options exercisable
		Weighted	Weighted
		average	Average		Weighted
Actual exercise	Number	remaining	exercise	Number	Average
price	outstanding	contractual life	price	Exercisable	exercise price
		(in years)
0.72	1,927,199	0.6 years	0.72	1,927,199	0.72
0.60	315,000	1.9 years	0.60	315,000	0.60
0.80	4,290,000	.7 years	0.80	4,290,000	0.80
1.01	325,000	2.3 years	1.01	325,000	1.01
1.12	20,000	2.4 years	1.12	20,000	1.12
1.50	1,400,000	2.8 years	1.50	1,200,000	1.50
0.63	50,000	.1 years	0.63	50,000	0.63
0.36	350,000	1.5 years	0.36	350,000	0.36
1.00	1,345,000	3.8 years	1.00	1,345,000	1.00
TOTAL	10,022,199		0.89	9,822,199	0.89

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

i.

During the year ended October 31, 2008, the Company completed a series of private placement financings with a number of arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,980,031 subscription proceeds and issued a total of 4,152,296 common shares.

537,128 Common share purchase warrants with an average price of $1.14 were attached to the private placements completed during 2008. In all cases these warrants had a term of 12 months from issue date and then expire if unexercised 12 months after issue date.

ii.

During the year ended October 31, 2009 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,958,842 of subscription proceeds and issued a total of 4,393,535 common shares.

		iii.	Common share purchase warrants were attached to several of the private placements completed during 2009 as follows:

a)	1,153,846 warrants at a price of $0.70 per warrant issued on February 11, 2009.

b)	1,333,333 warrants at a price of $0.75 per warrant issued on April 6, 2009.

c)	390,624 warrants issued at a price of $1.20 per warrant on May 14, 2009.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

d)	39,062 warrants issued at a price of $1.20 per warrant on May 14, 2009.

e)	388,980 warrants issued at a price of $1.24 per warrant on May 19, 2009.

f)	500,000 warrants issued at a price of $0.95 per warrant on August 25, 2009.

The 39,062 warrants issued on May 14th are broker warrants issued with respect to this financing arranged for the Company. A charge to share capital in the amount of $14,297 has been recorded in the accounts in accordance with the Black Scholes option-pricing model with respect to these broker warrants.

388,980 warrants issued on May 19, 2009 had a term of four months and expired unexercised. All remaining warrants expired 12 months from the date of issue. A total of 429,686 warrants were extended for 12 months before the original expiry date. The Company recorded a reclassification entry of $1,829 between contributed surplus and share capital to reflect this extension, calculated in accordance with the Black Scholes option-pricing model. The remaining options expired unexercised.

iv.

In 2010 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $2,021,051 and issued a total of 5,749,201 common shares.

5,749,201 common share purchase warrants with a weighted average price of $0.46 were attached to the private placements completed during 2010. All warrants issued in 2010 have a 12 month term from issue date.

e.	Bridge Loans:

i.

In January 2008 the Company secured a 30-day bridge loan of $200,000 from an arm’s length investor. The interest rate on the bridge loan was 4%. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The Company recorded a non-cash expense of $23,814 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants had a one year term and expired in February 2009 unexercised. The bridge loan was repaid in February 2008.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

ii.

On March 31, 2010 the Company secured a 180 day convertible bridge loan from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan is convertible at $0.55 per share at the holder option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 was allocated to warrants. Subsequent to year end, this loan was extended to June 17th , 2011. The Company provided 20,000 common share purchase warrants at a strike price of CDN $0.20 as part of the renegotiation (Note 20).

iii.

On August 30, 2010 the Company secured a 180 day convertible bridge loan from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan is convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 was allocated to warrants.

The current outstanding bridge loans are summarized as below:

	Loan 1	Loan 2	Total
			Loan
Principal	$249,176	$188,600	$437,776
Interest Accrued	67,686	7,689	75,375
Accretion Expense	4,986	429	5,415
Equity portion of bridge loan - conversion	(4,766)	(1,018)	(5,784)
Equity portion of bridge loan – future warrants	(220)	(14)	(234)

Carrying Value at October 31, 2010	$316,862	$195,686	$512,548

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

iv.	The fair value of the warrants issued with respect to the bridge loan was estimated using the Black Scholes option-pricing model with the following assumptions:

	2007	2008	2010
	Loan	Loan	Loan
Expected dividends	-	-	-
Volatility factor	51% - 97%	51% - 97%	47% – 54%
Risk-free interest rate	4.25%	4.25%	.6%-1.06%
Weighted average expected life	1 year	1 year	6 months

f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31, 2007	4,471,318	$0.40
Exercised in 2008 (i)	(3,421,318)	$0.40	$1,368,527
(ii)	(800,000)	$0.40	nil
(iii)	(250,000)	$0.50	$125,000
Issued with respect to
2008 Unit private placement (iv)	537,128	$1.14
Issued with respect to bridge loan (v)	100,000	$0.50
Balance outstanding at October 31, 2008	637,128	$1.04
Exercised (v)	(200,000)	$1.17	$234,000
Expired (vi)	(826,108)	$1.10
Granted(vii)	3,805,845	$0.86
Balance outstanding at October 31, 2009	3,416,865	$0.82
Exercised	-	-	-
Expired	(2,987,181)	$0.76	-
Granted	5,769,201	$0.46	-
Balance at October 31, 2010	6,198,885	$0.51	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

(i)

These warrants were initially issued in 2004-2005 as part of Unit private placement financings which the Company completed at that time. The Company ultimately extended the expiry dates of these warrants to June 2008 and revised the strike price in each case to $0.40 per warrant. When these warrants were exercised the original charge recorded to share capital and the offset to contributed surplus reflecting these extensions and price adjustments was then reversed. These charges were calculated in accordance with the Black Scholes option pricing model.

(ii)

The Company entered into a financial advisory services agreement in June 2005 and issued 800,000 common share purchase warrants as consideration. The strike price of the warrants was ultimately established as $0.40 per warrant with an expiry date of June 2008. The agreement provided for the cashless exercise of these warrants. In May 2008 these warrants were exercised. The price of the Company’s common shares upon the date of exercise was $2.09 per share and the Company issued 646,886 common shares for nil proceeds to discharge the 800,000 warrants exercised.

(iii)	These warrants were issued in connection with the bridge loan financing described above in Note 11(f)(i). When these warrants were exercised the charge originally recorded to contributed surplus was reversed to share capital.

(iv)	These warrants were issued with respect to the private placements referred to above in Note 11 (e) (i).

(v)	These warrants were issued as above in Note 11 (f) (ii)).

(vi)	(These warrants are the warrants issued in 2008 and in 2009 which were unexercised at their maturity date and expired.

(vii)	Warrants issued as per Note 11 (e) (iv).

g.	Settlement of Accounts Payable:

In June 2008 the Company settled certain accounts payable outstanding with an arm’s length research contractor. It provided cash consideration of $125,000 and 30,000 common shares valued at $59,100 to fully settle the balance due to the contractor.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

h.	Shares Issued Under Service Contract

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company committed to a monthly cash payment of $13,500. As additional consideration the Company agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. The Company renegotiated the contract effective in May 2009 thereby reducing the required monthly cash payment to $7,500 and the monthly common share issuance to 12,500 shares. In total, the Company issued 250,000 common shares under the terms of the contract and recorded a non-cash expense of $225,375 reflecting the respective market price of the shares at the issue dates. The contract was not renewed in September 2009.

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2007	$22,691,336
Stock compensation expense relating to stock options issued	1,017,600
Stock options exercised	(537,494)
Common share purchase warrants issued	354,771
Common share purchase warrants exercised	(1,411,792)
Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911
Common share purchase warrants issued	423,455
Stock compensation expense relating to stock options extended	95,038
Balance at October 31, 2010	$24,664,404

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

12.	CONTRIBUTED SURPLUS (Cont’d)

The Company recorded this charge to contributed surplus with an offset to share capital reflecting the repricing of the warrants relating to the 2004-2005 Unit private placements described above.

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

		2010	2009	2008
a.	Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891	$544,891
b.	Stock options compensation related	22,602,176	22,507,138	21,129,275
c.	Common share purchase warrants	1,517,337	1,093,882	440,255
		$24,664,404	$24,145,911	$22,114,421

13.	INCOME TAXES

a.

The Company has non-capital losses of approximately $15.7 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2010 the tax losses expire as follows:

	Canada	Other Foreign	Total
2014	999,538	-	999,538
2015	3,147,879	-	3,147,879
2026	2,354,966	-	2,354,966
2027	1,980,341	-	1,980,341
2028	10,272	48,000	58,272
2029	2,681,028	1,740,251	4,421,279
2030	1,961,617	772,973	2,734,590

	$13,135,641	$2,561,224	$15,696,865

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

13.	INCOME TAXES (Cont’d)

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/10	10/31/09	10/31/08

Non-capital losses and other	4,104,904	4,122,566	3,255,780
Capital losses	204,815	224,036
Property, equipment,
intangibles and deferred
development costs	1,911,952	1,562,648
Share issue costs	32,525	38,145

	6,254,196	5,947,395	3,255,780
Valuation allowance	(6,254,196)	(5,947,395)	(3,255,780)
	-	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

13.	INCOME TAXES (Cont’d)

c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2010	2009	2008

Loss before income taxes	(4,665,353)	(4,310,939)	(5,416,725)
Statutory rate	31.49%	33.00%	33.00%

Expected income tax recovery	(1,469,267)	(1,422,610)	(1,787,519)
Effect on income taxes of unrecognized future income tax
assets relating to deductible temporary differences on:

Non-deductible expenses and other items	34,860	667,939	352,246

Expiry of non-capital losses	312,428	-
Share issue costs and other	(9,827)	(47,681)

Future tax assets not recognized in prior years	(2,568)	(2,094,503)
Effect of exchange rate on future tax assets carried forward from previous years	(300,585)
Change in future income tax rates	1,128,158	-
Change in valuation allowance	306,801	2,896,855	1,435,273

	-	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The Company agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds. At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2010 was $150,000 Canadian funds ($143,877 U.S. funds at average exchange rates) under this agreement (2009: $150,000 Canadian funds or $129,149 U.S. funds). Subsequent to year end, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting the minimal annual compensation amount of $150,000 Canadian funds.

In 2009 the Chairman was awarded a total of 150,000 common stock options at a strike price of $1.00 per common share (2008 and 2010: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2010	$143,877	$-
2009	129,149	101,760
2008	416,171	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2008 - 2010 is as follows:

	Cash Compensation	Stock Option Expense
2010	$621,223	$64,653
2009	$625,576	$407,040
2008	$825,748	$637,835

The Stock Option Expense in 2010 as listed above relates to the extension of 1,927,199 of options as described in Note 11(b).

The above-noted compensation has been included in the Consolidated Statements of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2010	2009	2008
Professional and other fees	$750,482	$845,533	$2,021,786
Salaries and wages	499,886	443,858	241,571
Stock compensation expense	95,038	1,951,569	1,041,414
	$1,345,406	$3,240,960	$3,304,771

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2010	$27,610	$499,886	$13,112	$540,608
2009	17,177	289,897	11,541	318,615
2008	30,000	242,000	1,000	273,000

In 2010 the gross amount of these expenses was $627,568, and the Company re-billed $86,959 of these costs to these related companies. At October 31, 2010 the Company reports $91,493 of balances due from such parties for these expenses and has reserved $80,700 due to uncertainty of collection.

15.	COMMITMENTS

a.	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the University of Toronto (“UofT”) and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

  OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

  The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

15.

COMMITMENTS (Cont’d)

  The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

  In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.	1% of net sales thereafter.

  If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

  At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

15.

COMMITMENTS (Cont’d)

  As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

b.	Operating Leases:

The Company had operating lease commitments which expired in 2010 in respect of its head office.

c.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($143,877 U.S. at average exchange rates). The Company reported $143,877 of compensation expense with respect to this employment agreement in 2010. Subsequent to year end, this contract was extended on a month to month basis without the compensation tied to increases in market capitalization (Note 20).

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms.

These agreements stipulate cash compensation obligations as below:

President	$13,333	Canadian funds per month
Chief Financial Officer	$12,500	Canadian funds per month
President – MAST	$15,000	Per month through May 2011

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

15.

COMMITMENTS (Cont’d)

d.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub- contractor. These proceeds have been recorded in the accounts as a reduction of development costs capitalized in 2009.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. This purchase order was cancelled in October 2010. At October 31, 2010, the Company has paid a total of $348,000 to the supplier and reflects $25,000 in outstanding accounts payable in respect of these working arrangements. The Company reports a recovery of $106,000 in the statement of operations and deficit with respect to these costs which were previously expensed.

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Certain interests under an agreement with a third party reverted to that third party on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay the third party 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2010	2009	2008
Cash and cash equivalents	$4,681	$90,307	$22,066
Deposits and other receivables	89,238	83,486	122,447
Accounts payable and accrued liabilities	1,063,456	450,342	923,367
Bridge Loans	450,000	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

17.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

c.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $86,395 (2009 – $20,565) due to a reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at October 31, 2010 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

17.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

As at October 31, 2010, the convertible loan as described in Note 11(e)(ii) was due on October 12, 2010 (Note 20(b)). All remaining financial liabilities are due within 1 year from the balance sheet at October 31, 2010.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2010, the Company reports a working capital deficiency of $1,459,460 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs and prior valuations of Unit private placements. These are discussed below:

a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

b.	Valuation of Unit private placements:

During the year ended October 31, 2009, the Company, for Canadian GAAP purposes, started estimating the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model.

Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders’ equity.

c.	Subsequent events:

The Company has evaluated subsequent events from the end of the most recent fiscal year through February 14, 2011, the date the consolidated financial statements were issued.

d.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

Balance sheet		2010			2009
	Balance		Balance	Balance		Balance
	Canadian			Canadian
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$128,102	$-	$128,102	$389,596	$-	$389,596
Property and equipment	16,686	-	16,686	24,422	-	24,422
Deferred development costs	221,521	(221,521)	-	2,000,611	(2,000,611)	-
Patents	202,027	-	202,027	147,850	-	147,850
	$568,336	$(221,521)	$346,815	$2,562,479	$(2,000,611)	$561,868

Accounts payable and accrued liabilities	1,075,014	-	1,075,014	1,039,640	-	1,039,640
Bridge Loan	512,548		512,548
	1,587,562		1,587,562	1,039,640		1,039,640

Share capital	50,102,699	(400,659)	49,702,040	48,494,180	(400,659)	48,093,521
Equity compenent of Brudge loans	5,784	-	-	-	-	-
Contributed surplus	24,664,404	400,659	25,065,063	24,145,911	400,659	24,546,570
Deficit	(75,792,113)	(221,521)	(76,013,634)	(71,117,252)	(2,000,611)	(73,117,863)
	$568,336	$(221,521)	$341,031	$2,562,479	$(2,000,611)	$561,868

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Loss for the years	2010	2009	2008
Net loss for the year - Canadian GAAP	$(4,674,861)	$(4,310,939)	$(5,416,725)
Add back: Write-off in the current year of prior year cost	$1,869,578
Development cost expensed per U.S. GAAP	(90,488)	(2,000,611)	-
Net loss for the year year - U.S. GAAP	$(2,895,771)	$(6,311,550)	$(5,416,725)
Loss per share - basic and dilluted under U.S. GAAP	(0.03)	(0.07)	(0.07)

Cash flows	2010	2009	2008
Cash flow from operating activities per Canadian GAAP	$(1,616,133)	$(2,231,838)	$(5,088,164)
Expenditure of development costs per U.S. GAAP	(90,488)	(2,000,611)	-
Cash flow from operating activities per U.S. GAAP	$(1,706,621)	$(4,232,449)	$(5,088,164)

Cash flow from investing activities per Canadian GAAP	$(958,594)	$(2,158,129)	$(31,531)
Expenditure of development costs per U.S. GAAP	90,488	2,000,611	-
Cash flow from investing activities per U.S. GAAP	$(868,106)	$(157,518)	$(31,531)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

e.	Adoption of new accounting polices

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides guidance in measuring the fair value of a liability when a quoted price in an active market does not exist for an identical liability or when a liability is subject to restrictions on its transfer. The adoption of this accounting standard had no impact on the Company's financial position or results of operations.

f.	Recent US accounting pronouncements not adopted

In February 2010, the FASB issued ASU No. 2010-09 Subsequent Events (ASC Topic 855) - Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have a significant impact on the Company's consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition - Milestone Method (Topic 605). ASU 2010-17 provides guidance on applying the milestone method of revenue recognition in arrangements with research and development activities. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-17.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

f.	Recent US accounting pronouncements not adopted (Cont’d)

In April 2010, the FASB issued ASU 2010-13, "Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-13.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-29.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one predominant market segment being the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

20.	SUBSEQUENT EVENTS

The following subsequent events are noted as of February 28, 2011:

a)

The Company raised an additional $503,140 through Unit private placements and issued 2,525,000 Units. Each Unit consists of one common share and one share purchase warrant. Of this total, the Chairman of the Company subscribed for 750,000 Units at a Unit price of $0.20 per Unit and the Company realized proceeds of $151,469.

b)

The convertible loan described in Note 11(e)(ii) was renegotiated subsequent to year end. The loan was originally due on October 12th , 2010. Until year end, this note remained overdue and interest was accrued at the stated rate of 4% per month. On December 17th , 2010, the Company renegotiated the loan, now due on June 17th , 2011 and bearing interest at 2% per month. An additional 20,000 warrants which expire on June 17th 2011, were issued in conjunction with the renegotiation.

c)	The convertible loan described in Note 11 (e)(iii) was repaid in February 2011.

d)	The Company secured a $250,000 bridge loan from an arm’s length investor in February 2011 which is unsecured and due on demand and bears interest at a rate of 2% per month.

e)	Subsequent to year end, the Company extended the Chairman’s contract on a month to month basis as outlined in Note 14 at an annual rate of $150,000 Canadian funds in compensation.

f)	The Company has extended the term of 2,448,720 warrants for a period of one year which would have otherwise expired between November 2010 and February 2011.

g)	The Company has granted 375,000 employee stock options with a strike price of CDN $0.55 for a period of two years. These were issued in accordance with the Company’s Stock Option Plan.

h)

The Company negotiated a repayment schedule with respect to the promissory note described in Note 7 in February 2011. The Company has received an initial payment of $10,000; the remaining principal and interest is scheduled for repayment between March – August 2011.

i)	In February 2011, the Company executed a contract with an international energy company and received an initial payment of $75,000 under the terms of the contract.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

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